November 10, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street N.E.

Washington, DC 20549

Attn:	Mr. Jay Webb

Accounting Reviewer

Re:	The Cooper Companies, Inc.

Form 10-K for the year ended October 31, 2008

Filed December 19, 2008

File No. 001-08597

Dear Mr. Webb:

The Cooper Companies, Inc. (the “Company”) responds, as set forth below, to the comments contained in your letter to Eugene J. Midlock, the Company’s Chief Financial Officer, dated October 28, 2009. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 10-K for the year ended October 31, 2008

Management’s Discussion & Analysis of Financial Condition & Results of Operations - Page 39

Estimates and Critical Accounting Policies - Page 54

1.	We note your disclosure that goodwill impairment analysis and measurement is a process that requires significant judgment. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management’s judgments into accounting for goodwill and intangible assets, please tell us and consider disclosing the following in future filings:

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Mr. Jay Webb

November 10, 2009

RESPONSE

The material assumptions used in our goodwill impairment analysis and measurement using the discounted cash flow method were the discount rates and revenue forecasts. Discount rates are based on a weighted average cost of capital, which represents the average rate a business must pay its providers of debt and equity capital. The discount rates used by the Company in the fiscal 2008 annual goodwill impairment test as of April 30, 2008, were 8.2% for CooperVision and 9.9% for CooperSurgical. Consistent with prior periods, we used these discount rates as they were a representative weighted average cost of capital for our reporting units with consideration given to the current condition of the global economy at that time. Management determines revenue forecasts based on our best estimate of near term revenue expectations and long term projections which include review of published independent industry analyst reports and economic data. The revenue forecasts used in the annual goodwill impairment test for 2008 were consistent with the prior year.

To test the sensitivity of our analysis, the Company recomputed the discounted cash flows using the discount rates from our prior year or fiscal 2007 analysis of 11% for CooperVision and 15% for CooperSurgical. The higher discount rate resulted in about a 40% and 43% lower valuation for CooperVision and CooperSurgical, respectively, but did not change the results of our impairment testing.

As part of the disclosure in our Annual Report on Form 10-K referred to above, we discuss that management performed an interim goodwill impairment test as of October 31, 2008. We determined the discount rates using the same methodology with consideration given to the condition of the global economy at that time. The discount rates used were 12.5% for CooperVision and 13.4% for CooperSurgical with the change due primarily to the tighter credit conditions in our fiscal fourth quarter of 2008. We also adjusted the near term revenue forecasts of each reporting unit with consideration given to the condition of the global economy and the diminished expectations for the U.S. and the global economy. The decrease in projected revenue for our reporting units resulted in lower cash flow during the projection period which resulted in lower fair values under the discounted cash flow method. The changes to our significant assumptions for the interim impairment test did not change the results of our annual impairment testing.

For the interim goodwill impairment test as of October 31, 2008, as a result of the decline in the price of our common stock to a value below the Company’s per share book value in our fiscal fourth quarter of 2008, management also considered a material assumption to be the premium for control to bridge the fair value of our reporting units to our market capitalization. The premium for control was based on our review of premiums paid by third parties in comparable recent transactions.

Mr. Jay Webb

November 10, 2009

We will revise our future disclosures of estimates and critical accounting policies to include discussion, similar to the above, regarding qualitative and quantitative descriptions of our material assumptions, the sensitivity of those assumptions and changes from the prior year, substantially in the form of the following:

We performed our annual impairment test in our fiscal third quarter 2009, and our analysis indicated that we had no impairment of goodwill. The fair value of our reporting units is determined using either the income or the market valuation approach or a combination thereof. Under the income approach, specifically the discounted cash flow method, the fair value of the reporting unit is based on the present value of estimated future cash flows that the reporting unit is expected to generate over its remaining life. Under the market approach, the value of the reporting unit is based on an analysis that compares the value of the reporting unit to values of publicly traded companies in similar lines of business.

In the application of the income and market valuation approaches, the Company is required to make estimates of future operating trends and judgments on discount rates and other variables. Discount rates are based on a weighted average cost of capital, which represents the average rate a business must pay its providers of debt and equity capital. We used discount rates which are the representative weighted average cost of capital for each of our reporting units in comparison with guideline companies, with consideration given to the current condition of the global economy. The discount rates used in the current year are about 200 basis points lower than our prior interim analysis completed as of October 31, 2008 due to changes in credit markets and the current condition of the U.S. and the global economy. Management determines revenue forecasts based on our best estimate of near term revenue expectations and long term projections which include review of published independent industry analyst reports. The revenue forecasts used in the annual goodwill impairment test for 2009 were consistent with our prior interim analysis completed as of October 31, 2008. For the current year, management determined that applying equal weight to both our income and market analyses provided the most reliable indications of fair value of our reporting units.

In reconciling the combined fair value of our reporting units to our market capitalization, we used the closing price of our common stock at April 30, 2009, the end of our fiscal second quarter, and we applied a premium for control based on our review of premiums paid by third parties in comparable recent transactions. We determined an appropriate premium for control by analyzing individual transactions in our markets and selected target companies whose operations were comparable to our two reporting units. Management will continue to monitor the relationship of Cooper’s market capitalization to both its book value and tangible book value and to evaluate the carrying value of goodwill.

Mr. Jay Webb

November 10, 2009

Actual future results related to assumed variables could differ from these estimates. Goodwill impairment analysis and measurement is a process that requires significant judgment. If our common stock price continues to trade below book value per share, there are changes in market conditions or a future downturn in our business, or the annual goodwill impairment test indicates an impairment of our goodwill, the Company may have to recognize a non-cash impairment of its goodwill that could be material, and could adversely affect our results of operations in the period recognized and also adversely affect our total assets, stockholders’ equity and financial condition.

Our methodology for valuing our reporting units has not changed since we adopted ASC 350. The assumptions used in the fair value calculation may change from year to year, depending upon the circumstances that exist each year. However, the impact of the change of assumptions did not result in an impairment to goodwill.

2.	In a related matter, we see you indicate “as a result of the decline in the price of our common stock in the fiscal fourth quarter 2008 to a value below your per share book value, including goodwill, and given the present stock price volatility and uncertainty surrounding the global economy, you performed an interim goodwill impairment test as of October 31, 2008.” Based on the referenced disclosures as well as the current price of your common stock, it appears to us you may have reporting units that are at risk of failing step one of the impairment test (see FASB ASC 350-20-35-4 to 8). Accordingly, in future filings please consider providing the following disclosures herein for each reporting unit that is at risk of failing step one of the impairment test:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Mr. Jay Webb

November 10, 2009

RESPONSE

We note your comment that it appears we may have reporting units at risk of failing step one of the impairment test based on disclosures included in our fiscal 2008 annual report on Form 10-K. We respectfully refer you to our fiscal 2009 Form 10-Q for the quarterly period ended July 31, 2009, where we disclose that we completed our fiscal 2009 annual impairment analysis, as of April 30, 2009, and no impairment of our two reporting units was indicated. Neither of our reporting units was at risk of failing step one of the impairment test.

In our fiscal 2009 annual impairment analysis, the assumptions used in the fair value calculations were consistent with prior analyses and updated for current year information. The impact of changes to the assumptions did not result in an indication of impairment of goodwill for the current year for our reporting units. Please refer to the above for a discussion of our expanded disclosure for the fiscal 2009 annual report on Form 10-K.

We will revise our disclosure in future filings as requested if our impairment analysis indicates that a reporting unit is at risk of failing step one of the impairment test.

Note 1. Summary of Significant Accounting Policies - Page 67

Business Combinations - Page 69

3.	We note your disclosure that “On individually significant acquisitions, you utilize independent valuation experts to provide a basis in order to refine the purchase price allocation.” Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

RESPONSE

The disclosure referenced above, was not intended to indicate that the independent valuation experts were acting as experts as defined in the Securities Act of 1933. In accounting for business combinations, management assumes full responsibility for determining the fair value of our assets and liabilities acquired in business combinations, including the fair value of acquired identifiable intangible assets. In doing so, management considers reports prepared by a third party expert as well as on our understanding of the acquired business and related information. We will revise our disclosure in future filings to discontinue further references to the utilization of third-party experts and valuation specialists for purposes of clarifying that management has made and is responsible for the final determinations, consistent with Question 141.02 of the Staff’s Compliance and Disclosure Interpretations.

Mr. Jay Webb

November 10, 2009

Reclassification - Page 73

4.	We note that you revised your financial position for goodwill and accumulated other comprehensive income from amounts reported in your Consolidated Balance Sheet and foreign currency translation adjustment in your Consolidated Statement of Comprehensive Income/(Loss) that were included in your previously filed Annual Report on Form 10-K for the fiscal year ended October 31, 2007, and your Quarterly Reports on Form 10-Q for the periods ended January 31, 2008 and April 30, 2008. Please explain to us in greater detail the nature, facts and circumstances behind this revision. Specifically tell us the dollar amount of the error as of the dates and periods referenced above and why you were not required to revise your Consolidated Statements of Operations for the referenced periods due to the error. Also, tell us how you complied with the guidance and disclosure requirements of FASB ASC 250 in this filing as a result of the referenced revision. Finally, explain to us how you accounted for the revision and cite the applicable U.S. GAAP that supports your accounting.

RESPONSE

In our fiscal third quarter of 2008, management determined that, since acquisition, the goodwill attributable to some acquired foreign entities that was recorded on the intermediary parents’ books was not considered in the Company’s monthly translation process. For several acquisitions, goodwill was recorded in an acquisition entity that had a U.S. dollar functional currency, while the other assets and liabilities acquired were properly recorded on the acquired entities’ books in that entities’ local currency (i.e. goodwill had not been “pushed-down” to the foreign subsidiary). The U.S. dollar is the functional and reporting currency for the Company.

According to ASC 830, goodwill arising from the acquisition of a foreign subsidiary is to be measured in the foreign currency, regardless of whether it is recorded on the parent, intermediary parent or foreign subsidiary’s books. This implies that goodwill does not avoid foreign currency translation even when recorded in a U.S. functional currency parent or intermediary parent.

Tabulated below is the impact of the translation of goodwill for the entities whose goodwill had not been translated during each reporting period:

($ in thousands)
	Cumulative FX Translation	FX Adjustment	Total Assets	Adjustment as a Percent of Total Assets	Total Goodwill	Adjustment as a Percent of Total Goodwill	Total Equity	Adjustment as a Percent of Total Equity
7/31/2008	$29,972	($5,926)	$2,645,554	-0.2%	$1,256,204	-0.5%	$1,466,632	-0.4%
4/30/2008	30,351	(5,547)	2,629,658	-0.2%	1,256,949	-0.4%	1,433,706	-0.4%
1/31/2008	30,314	(5,584)	2,584,942	-0.2%	1,253,951	-0.4%	1,413,534	-0.4%
10/31/2007	35,898	11,175	2,560,271	0.4%	1,253,686	0.9%	1,423,589	0.8%

Mr. Jay Webb

November 10, 2009

Based on quantitative criteria management regards the magnitude of the misstatement on a cumulative basis and for each individual reporting period as immaterial based on its dollar value and percentage of change to goodwill, total assets and total equity.

In addition to the quantitative factors, management also considered the total mix of information relating to the misstatement for each individual reporting period and on a cumulative basis, including each of the qualitative factors indicated in Staff Accounting Bulletin No. 99 (SAB 99). Specifically, management considered that the errors did not mask a change in earnings or other trends; did not hide a failure to meet analysts’ expectations; did not change a loss into profit or vice versa; did not have an effect of increasing management compensation; did not affect compliance with loan covenants, contracts, or regulatory requirements; and did not involve concealment of an unlawful transaction.

Management also considered, for each individual reporting period and on a cumulative basis, whether the known error might result in a significant positive or negative stock market reaction. Our qualitative assessment was that since the misstatement affected only balance sheet accounts (i.e. goodwill and cumulative translation adjustment) and was a non-cash item, it would not result in a significant positive or negative stock market reaction. Management evaluated the misstatement against each of the qualitative considerations and noted that it does not affect the key areas of focus of the investment community of net earnings or cash flow and has no bearing on earnings or sales forecasts. Management also considered the impact of the translation adjustment on our goodwill impairment exercises under ASC 350 and determined that the conclusions drawn from each original test would have remained unchanged.

Neither Staff Accounting Bulletin No. 108 (SAB 108) nor ASC 250 provides specific guidance regarding the process of correcting and disclosing an error which is immaterial to both the current period and the prior comparative periods presented. SAB 108 states that “[c]orrecting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements.” There is no indication in the literature governing specifically how to label corrections of immaterial errors in prior year financial statements.

The Center for Audit Quality, AICPA, Frequently Asked Questions, provides some assistance with disclosure of immaterial corrections:

“[Question] 5. If financial statements of previous periods are determined to be immaterially misstated, what disclosures are required in the current year financial statements if they include adjustments to the prior periods to correct the immaterial errors?

[Answer:] The SEC staff has stated that registrants should use judgment in deciding how much detail to provide regarding an immaterial correction of prior period financial statements, but that registrants should ensure that they provide transparent disclosure about the adjustments being made.

Mr. Jay Webb

November 10, 2009

[ASC 250] includes required disclosures for financial statements that have been restated for the correction of an error. However, as with all FASB statements, the provisions of [ASC 250] do not need to be applied to immaterial items. As a result, the disclosures in [ASC 250] would not be required for immaterial errors. Notwithstanding the immateriality of the errors, registrants should disclose the fact that they have corrected immaterial errors in the prior period financial statements and provide appropriate context for the adjustments so that a reader is not confused by the change. Registrants may wish to put a notation on the face of the financial statements, such as a reference to a footnote that discusses the correction.”

Management concluded that the proper method for correcting this immaterial misstatement was to record the correction for each of the financial statement periods presented in its regulatory filings and to provide appropriate disclosure. The carrying amounts of goodwill and cumulative translation adjustment at the beginning of the first period presented were adjusted for the cumulative effect of correcting the error in periods prior to those presented in the financial statements. Goodwill and cumulative translation adjustment were adjusted for each prior period presented to conform to the current period for the effects of correcting the error in that specific period.

Form 10-Q for the Quarterly Period Ended July 31, 2009

Note 1. General

5.	We note that you recorded out-of-period adjustments for costs of sales errors that originated prior to fiscal 2009 which were discovered during the current quarter and also note you indicate that error correcting adjustments decreased net income by $3.6 million in your 2009 third fiscal quarter. Please address the following with respect to this matter:

•	Explain to us in greater detail the nature, facts and circumstances related to the adjustments, including the reason they occurred.

•

Tell us the dates and fiscal periods that contained the original errors and the amount of such errors at each date and for each period. Quantify the materiality of the errors (individually or collectively) to your financial statements as of the dates and for the periods involved.

•	Cite the applicable U.S. GAAP that caused you to conclude your prior financial statements were in error and the applicable U.S. GAAP that supports the timing and amount of your error corrections.

•

Provide us with your analysis (at each balance sheet date and for each annual and quarterly periods impacted by the errors as well as the correction thereof) of how the guidance at SAB 99 and SAB 108 impacted your materially assessments and conclusions.

•	Tell us how you considered and complied with the disclosure requirements under FASB ASC 250-50 as a result of the referenced errors and related corrections.

Mr. Jay Webb

November 10, 2009

RESPONSE

As noted in the Staff’s comment, during our fiscal third quarter of 2009, we identified and corrected several unrelated immaterial errors that impacted our cost of sales for the period and resulted in a net decrease to our net income of $3.6 million. We provide in the schedule below, the amount of each adjustment to cost of sales and cumulatively for each period in which the error is believed to have occurred which formed the basis of management’s materiality assessment under SAB 99:

Mr. Jay Webb

November 10, 2009

	Debit/(Credit) to Cost of Sales ($ in Thousands, except per share amounts)
	Impact to Fiscal Quarter and Fiscal Year
	Total Adjustment	Total FY07	Q1	Q2	Q3	Q4	Total FY08	Q1	Q2	Q3	YTD Q3 FY09 As Recorded
Fixed asset write off adjustments, before tax	$1,954	$—	$—	$—	$—	$1,954	$1,954	$—	$—	$—	$—
% Impact on net income, net of tax						5.9%	2.6%

Intercompany freight costs adjustment, before tax	1,080	564	149	204	(123)	305	535	173	(192)	—	(19)
% Impact on net income, net of tax		n/a	1.6%	1.3%	-0.7%	0.9%	0.7%	0.6%	-0.6%		0.0%

VAT adjustment, before tax	981	—	—	143	173	248	564	204	213	—	417
% Impact on net income, net of tax				0.9%	0.9%	0.7%	0.7%	0.7%	0.7%		0.5%

Royalty adjustment, before tax	28	(56)	2	(17)	21	14	20	48	16	—	64
% Impact on net income, net of tax		n/a	0.0%	-0.1%	0.1%	0.0%	0.0%	0.2%	0.1%		0.1%

Total adjustments, net of tax	$3,581

Total adjustments, before tax		$508	$151	$330	$71	$2,521	$3,073	$425	$37	$—	$462
% Impact on net income, net of tax		n/a	1.6%	2.1%	0.4%	7.6%	4.0%	1.4%	0.1%		0.6%

Adjustment per share, diluted		$0.01	$0.00	$0.01	$0.00	$0.06	$0.07	$0.01	$0.00	—	$0.01

Net (loss) income		$(11,192)	$6,877	$11,241	$17,879	$29,479	$65,476	$23,873	$24,649	$21,908	$70,430

Diluted shares		44,707	43,983	47,569	44,707	45,750	45,694	45,141	45,523	45,694	45,694

Total diluted EPS impact		$0.01	$0.00	$0.01	$0.00	$0.06	$0.07	$0.01	$0.00	$—	$0.01

Diluted EPS, as reported		$(0.25)	$0.15	$0.25	$0.39	$0.64	$1.43	$0.53	$0.54	$0.48	$1.55

% Impact on diluted EPS, as reported		-4.5%	2.3%	2.8%	0.4%	8.6%	4.7%	1.8%	0.2%	0.0%	0.7%

Mr. Jay Webb

November 10, 2009

We recorded the write-off of the net book value of fixed assets in the amount of $1.9 million that we were not able to locate during a physical inventory count. Based on our operating activity, which included significant investment in manufacturing fixed assets over the past several years, we believe that these assets should have been written off prior to the beginning of our current fiscal year. For purposes of assessing materiality, we assumed the full amount occurred in the fiscal fourth quarter of 2008.

We recorded a correcting entry due to a misclassification of the freight costs to ship intercompany inventory in the amount of $1.1 million. Management determined that we had been including these costs in capitalized manufacturing variances rather than in freight costs to ship intercompany inventory. This misclassification resulted in the U.S. freight being released to cost of sales based on an incorrect global months on hand average. Management believes that this misclassification has been occurring since fiscal 2005. We attributed the amounts to the periods in the schedule above based on our best available information.

We recorded an entry to correct an overstatement of our VAT receivable account in the amount of $981 thousand. Management performed a review of our accounting for VAT, during our fiscal third quarter of 2009, and determined that we had been recording, in error, VAT receivables on certain intercompany shipments.

We recorded net correcting entries to royalty expense of $28 thousand including royalty expense for $434 thousand and royalty income for $406 thousand. Management performed a review of our royalty agreements during our fiscal third quarter 2009, noting that the Company had not accrued or paid royalties in error on one product family from fiscal 2006 through March 2009 and we had not recorded or collected royalty income on certain other products since November 2006.

After review of the impact of the errors in the prior fiscal quarters and prior fiscal years, as reflected in the table above, management concluded, quantitatively, that the effects of the out-of-period adjustments were not material, individually or in the aggregate, to any previously issued consolidated financial statements, fiscal third quarter of 2009 and projected full-year 2009 financial results. Further, management regarded the magnitude of the out-of-period errors on a cumulative basis and correction of the errors in our fiscal third quarter of 2009 and concluded that they were immaterial based on their dollar value and percentage of net income and their impact on earnings per share.

In addition to the quantitative factors, management also considered the total mix of information relating to the errors for each individual reporting period and on a cumulative basis, including each of the qualitative factors indicated in SAB 99. Specifically, management considered that the errors did not mask a change in earnings or other trends; did not hide a failure to meet analysts’ expectations; did not change a loss into profit or vice versa; did not have an effect of increasing management compensation; did not affect compliance with loan covenants, contracts, or regulatory requirements; and did not involve concealment of an unlawful transaction.

Mr. Jay Webb

November 10, 2009

It is management’s opinion that the misstatements and their corrections do not meet the concept of materiality as described in Statement of Financial Accounting Concepts No. 2: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Neither SAB 108 nor ASC 250 provides specific guidance regarding the process of correcting and disclosing an error which is immaterial to both the current period and the prior comparative periods presented. SAB 108 states that “[c]orrecting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements.” There is no indication in the literature governing specifically how to label corrections of immaterial errors in prior year financial statements.

Management also considered, as in our response to the previous comment, The Center for Audit Quality, AICPA, FAQ regarding disclosure of immaterial corrections and noted that registrants should use judgment in deciding how much detail disclosure is necessary for immaterial corrections.

Management concluded that the errors were immaterial for each individual reporting period and on a cumulative basis, and that the proper method for correcting these immaterial errors was to record a correction in the Company’s fiscal third quarter of 2009 financial statements and to provide appropriate disclosure.

6.	We also note that you recorded a reclassification in your net sales and cost of sales in our Consolidated Statements of Income, revising the amounts originally reported in your Annual Report on Form 10-K for the fiscal year ended October 31, 2008, and our Quarterly Reports on Form 10-Q for the periods ended January 31, 2008, April 30, 2008 and July 31, 2008. We see you disclose the reclassification, which does not impact your gross profit, conforms the prior period net sales and cost of sales to the current period’s presentation, in which the gains and losses from derivatives designed as effective hedges are recorded in net sales and cost of sales, depending on the nature of the underlying transaction, as compared to previously, when these gains and losses were designed to be recorded in cost of sales. Please address the following with respect to this matter:

•	Explain to us in greater detail how and where in your balance sheet you record the fair value of the related derivatives.

•

Tell us why both your prior classification of gains and losses from derivatives and reclassified treatment of such gains and losses complies with U.S. GAAP. Cite the applicable accounting guidance that supports your conclusions.

Mr. Jay Webb

November 10, 2009

•	Quantify the impact of the reclassification on sales and cost of sales for each period that reflects the reclassification.

•	Tell us how you complied with the guidance and disclosure requirements of FASB ASC 250 in this filing as a result of the referenced reclassification.

RESPONSE

Regarding the classification, based on the guidance in ASC 815-10, we record the related derivative instruments in the balance sheet as either an asset or liability measured at its fair value. Further, we classify the derivative instrument asset or liability as current or noncurrent based on the derivative instrument’s contractual rights or obligations and our expectation of the derivative instrument’s settlement date. We thus record our derivative instruments in the following lines of our balance sheet:

•	Prepaid expenses and other current assets – for current assets.

•	Other Assets – for non-current assets.

•	Other accrued liabilities – for current liabilities.

•	Accrued Pension liability and other – for non-current liabilities.

We respectfully refer you to the first table in footnote 6 of our Form 10-Q for the quarterly period ended July 31, 2009 where we show the location of the derivative instruments on our balance sheet.

Mr. Jay Webb

November 10, 2009

The following table quantifies the impact of the reclassification on sales, cost of sales and gross profit for each period that reflects the reclassification:

	($ in thousands)
	FY 2007	Q1 2008	Q2 2008	Q3 2008	YTD FY 2008
Net sales - previously reported	$950,641	$245,033	$263,451	$285,884	$1,063,176
Total hedge reclassification	(5,401)	(2,261)	(4,203)	(7,371)	(15,801)

Adjusted net sales	$945,240	$242,772	$259,248	$278,513	$1,047,375

% impact on net sales	-0.6%	-0.9%	-1.6%	-2.6%	-1.5%
Cost of sales - previously reported	$431,110	$102,151	$113,443	$130,787	$453,146
Total hedge reclassification	(5,401)	(2,261)	(4,203)	(7,371)	(15,801)

Adjusted cost of sales	$425,709	$99,890	$109,240	$123,416	$437,345

% impact on cost of sales	-1.3%	-2.2%	-3.7%	-5.6%	-3.5%
Gross profit	$519,531	$142,882	$150,008	$155,097	$610,030
Adjusted gross profit	$519,531	$142,882	$150,008	$155,097	$610,030
Difference in gross profit	$—	$—	$—	$—	$—

Mr. Jay Webb

November 10, 2009

Regarding accounting guidance, we note that throughout ASC 815 there are references to recording effective values in earnings, but there is no guidance on the specific income statement line item. ASC 815 specifically addresses how amounts in Other Comprehensive Income (OCI) will be reclassified to earnings once the underlying transaction occurs but it is not specific on where in earnings the effective amount is required to be recorded.

Other guidance, particularly DIG H13, DIG K4 and DIG E9, similar to ASC 815, include references to recording effective values in earnings, but there is no guidance on the specific income statement line item. The recording of gains or losses in earnings was further emphasized in the examples provided in the DIG, but there was no mention of where these should be recorded.

However, ASC 815 does require a description of where the net gain or loss on excluded components and ineffectiveness is reported in the statement of income or other statement of financial performance. The Company provided disclosure in each annual and quarterly filing that we record the effective amounts of both revenue and inventory purchase hedges to cost of sales.

In fiscal 2009, we began to distinguish and record the hedge gain or loss in either net sales when the hedge was protecting a sales relationship or cost of sales when the hedge was protecting an exposure related to inventory purchases. We determined that this would enhance clarity. For consistency, while following the requirements of ASC 815, we reclassified our prior period statements of income by adjusting out of cost of sales the hedge amounts related to net sales. We believe this classification will better align hedge effectiveness with the underlying transaction and facilitates greater meaning to shareholders as we have implemented the additional disclosure requirements of subsection ASC 815-10-65.

Under the interpretation of ASC 250 and how it is applied to ASC 815, the reclassification in our consolidated statements of income is not a change in accounting principle but merely a change in classification. The reclassification did not have a material impact to any specific line item in our consolidated statements of income, did not impact our gross profit, earnings per share, financial covenants under our revolving line of credit or senior notes, performance metrics used for incentive compensation and it did not change a net loss to net income or vice versa in any of the annual or quarterly periods analyzed.

We believe that the reclassification was quantitatively and qualitatively immaterial to our financial statements taken as a whole; and it is unlikely that the item would have changed or influenced the judgment of a reasonable person relying upon our reports.

Mr. Jay Webb

November 10, 2009

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filings. Our future filings will reflect our indicated responses, as applicable.

Sincerely,

/s/ Eugene J. Midlock
Eugene J. Midlock
Senior Vice President and
Chief Financial Officer

cc:	Andri Boerman, Staff Accountant – SEC

Erica H. Steinberger – Latham & Watkins